Cypress Energy Partners, L.P.

5757 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

December 18, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Norman von Holtzendorff
Karina V. Dorin
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 29, 2013
Response dated December 2, 2013
File No. 333-192328

Ladies and Gentlemen:

On December 17, 2013, Cypress Energy Partners, L.P. (“us” or the “Partnership”) filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) and a letter setting forth our responses to certain comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 6, 2013 (the “Comment Letter”) with respect to the expected offering terms submitted by the Partnership through a confidential correspondence filing on December 2, 2013 (the “Valuation Pages”). This letter sets forth our responses to the remaining comments provided by the Staff in the Comment Letter.

Attached as Exhibit A to this letter, we are submitting certain pages of Amendment No. 3 containing updated Valuation Pages (the “Updated Valuation Pages”). In addition to making revisions to the Valuation Pages in response to the Comment Letter, the Updated Valuation Pages also reflect changes related to the addition of certain operating subsidiaries to our structure and the pro forma impact of our anticipated new credit facility. For your convenience, we have hand-delivered four copies of this letter and the Updated Valuation Pages.

For your convenience, we have repeated each comment of the Staff pertaining to the valuation pages exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Securities and Exchange Commission

December 18, 2013

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-5

7.	We note the last two pro forma adjustments labeled (e) that reduce total parent equity by $69,750 and $3,000 and are carried forward to the total “Pro Forma” column. It is our understanding that these amounts represent the distribution of offering proceeds to a wholly owned subsidiary of Cypress Holdings and for the payment of offering expenses. If our understanding is correct, it appears these adjustments have been double counted as they are also reflected separately under the common units held by general partner and affiliates and under the subordinated units held by general partner and affiliates. Please revise your pro forma balance sheet, as appropriate.

Response: We acknowledge the Staff’s comment and have revised the Updated Valuation Pages accordingly. See page F-6 of the Updated Valuation Pages.

8.	Please revise your total “Pro Forma” column to provide a single subtotal for each line item presented. For example, the equity section titled “General partner and affiliates” has four line items; however, eight adjustment amounts are presented in the total column rather than subtotals for each of the four line items.

Response: We acknowledge the Staff’s comment and have revised the Updated Valuation Pages accordingly. See page F-6 of the Updated Valuation Pages.

9.	The labeling of certain pro forma adjustments in the equity section as (d) and (e) do not appear to correspond to the appropriate footnote description. Please revise the labeling of these adjustments, as appropriate.

Response: We acknowledge the Staff’s comment and have revised the Updated Valuation Pages accordingly. See page F-6 of the Updated Valuation Pages.

10.	We note the pro forma adjustment of $25,423 as discussed in footnote (b) to reflect the non-controlling interest in TIR-US. However, the corresponding pro forma adjustment to reduce total parent equity appears to be missing. Please revise your pro forma adjustments as necessary.

Response: We acknowledge the Staff’s comment and have revised the Updated Valuation Pages accordingly. See page F-6 of the Updated Valuation Pages.

In connection with our confidential submission of the offering terms, please note that, as part of a subsequent amendment to the Registration Statement that is to be filed prior to requesting effectiveness, we will file all remaining unfiled exhibits.

Securities and Exchange Commission

December 18, 2013

The Partnership seeks confirmation from the Staff that it may launch the initial public offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

* * * *

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin
Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.

Exhibit A